RECEIVED

2005 OCT 31 P 1:06

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34643

Rule 12g3-2(b) File No. 82-5190

05012158

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date October 26, 2005
Contact Martina C. Schuler

SUPPL

Unaxis Holding AG
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

i.A. Martina C. Schuler

Carsten Barth
Corporate Communications

PROCESSED
NOV 01 2005
THOMSON FINANCIAL

Enclosure

- **Third quarter: Unaxis business segment Coating Services (Balzers) acquires Coating Operations of Italian Samputensili**

10/31

Unaxis Management AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

Media release

Unaxis business segment Coating Services (Balzers) acquires Coating Operations of Italian Samputensili

Pfäffikon SZ, October 26, 2005 – Unaxis Management AG is continuing to reinforce the market position and global footprint of its individual business segments. Unaxis' Coating Services segment (Balzers) agreed to acquire the assets of two Italian PVD coating operations of Samputensili Spa, located in Zola Predosa and Ortona, Italy. Thomas Limberger, CEO of Unaxis Management AG: "The transaction is in line with our strategy to grow Balzers' global in-house coating activities. With this acquisition we are strengthening our global footprint. At the same time, we are increasing the competitiveness of both, our partners' and ours."

The acquisition strengthens Balzers' position in Italy, as a long-term coating partner of the gear cutting and general tooling industry. Samputensili, one of the leading gear cutting tool manufacturers in the world, will benefit from modernized coating operations and access to the latest available coatings for new and reconditioned tools. Balzers already runs a profitable in-house coating center for Samputensili in Brazil.

For further information, please contact:

Unaxis Management AG
Carsten Barth
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

Unaxis Balzers AG
Yolanda Roggo
Tel. +423 388 50 24
Fax +423 388 54 78
communications@balzers.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com